Via Facsimile and U.S. Mail
Mail Stop 6010


December 2, 2005
Mr. John J. Schiff, Jr.
President and Chief Executive Officer
Cincinnati Financial Corporation
6200 S. Gilmore Road
Fairfield, Ohio   45014-5144


Re:	Cincinnati Financial Corporation
	Form 10-Q for Fiscal Quarter Ended September 30, 2005
	File No. 0-04604

Dear Mr. Schiff:

      We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the period ended September 30, 2005

Item 4. Controls and Procedures, page 38

You state that you evaluated the effectiveness of your disclosure controls and procedures and concluded that they were effective in "providing reasonable assurance that material information required to be disclosed in our report ... is made known to management ... to allow timely decisions regarding required disclosure." Tell us if, and revise to clarify in future filings that, if true, your officers concluded that your disclosure controls and procedures are also effective to ensure that such information is recorded, processed, summarized and reported within the time periods specified in the rules and forms. Please refer to Exchange Act Rule 13a-15.

*    *    *    *

	Please respond to the comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides requested information. Detailed letters greatly facilitate our review.
Please
understand that we may have additional comments after reviewing your response. Please file your letter on EDGAR under the form type label
CORRESP.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange
Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-
3614
if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

							Sincerely,


							Jim B. Rosenberg
							Senior Assistant Chief
Accountant
??

??

??

??

Mr. John J. Schiff, Jr.
Cincinnati Financial Corporation
December 2, 2005
Page 1